

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES SECOND QUARTER 2006 VOLUMES

(Santiago, Chile, July 7, 2006) -- CCU (NYSE: CU) reported today preliminary second quarter 2006 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Second Quarter		Year to Date 2006	
Chile:	Volumes	% Change	Volumes	% Change
Beer	865,120	20.9%	2,235,208	12.7%
Soft Drinks	729,187	9.2%	1,647,293	3.9%
Nectars	129,034	23.6%	246,617	22.0%
Mineral Waters	208,900	4.7%	585,170	15.0%
Wine – Domestic	120,730	-5.9%	211,996	-9.5%
Wine – Export[1]	98,354	4.5%	172,686	2.3%
Pisco	50,112	-9.1%	85,534	8.3%
Total Chile[2]	**2,201,437**	**12.0%**	**5,184,503**	**8.9%**
Argentina:				
Beer	407,937	9.1%	1,073,954	4.5%
Wine[1-3]	11,644	12.5%	18,010	4.6%
Total Argentina	**419,581**	**9.2%**	**1,091,964**	**4.5%**
TOTAL	**2,621,018**	**11.6%**	**6,276,468**	**8.1%**

CCU plans to release its consolidated second quarter results by the first week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest Chilean pisco producers and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.